Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

October 25, 2006

Andrew Schoeffler, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Juniper Group, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed June 5, 2006
File No. 333-131730

Dear Mr. Schoeffler:

This firm represents Juniper Group, Inc. (the “Company”) in the above-referenced Registration Statement on Form SB-2. Enclosed for filing is the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your June 26, 2006 comment letter:

Amendment No. 1 to Registration Statement on Form SB-2 General

1.	We may have further comments on your registration statement that will follow by separate letter.

Response

 The Company is aware that the Staff may issue additional comments to the registration statement.

2.
Please file a copy of your next amendment that is clearly and precisely marked to show all changes, as required by Rule 472. Changes you made in response to our letter dated March 9, 2006 were not marked in Amendment No. 1.

Response

 The Company has made every attempt to ensure that the amended Registration Statement filed by the Company is clearly and precisely marked to show all changes.

3.	We read your response to comment one of our letter dated March 9, 2006. Please explain the consequences of being in default. In this regard, we note Section 5(m) of the securities purchase agreement.

Response

    The Company has added a risk factor which discusses the Company’s default in its obligations and has expanded its risk factor to discuss the amount of liquidated damages it may be obligated to pay to the investors in accordance with Section 4(n) of the securities purchase agreement.

4.
We read your response to comment two of our letter dated March 9, 2006. It does not appear that the condition set forth in Section 7(d) is within the control of your company. In this regard, we note that it appears you are in breach of the covenant set forth in Section 4(k) of the securities purchase agreement. See the response to comment one of our letter dated March 9, 2006. Thus, the condition to closing set forth in Section 7(d) does not appear to be satisfied. Please revise your analysis to address your breach of Section 4(k) and whether the condition set forth in Section 7(d) is within the control of the investor. Alternatively, please remove the shares issuable upon conversion and exercise of the Additional Debentures and the Additional Warrants from your registration statement.

Response

    It is the Company's belief and understanding of the securities purchase agreement that although the Company has breached its requirements with respect to Section 4(k) of the securities purchase agreement, due to the fact that it filed an information statement after January 31, 2006, it has since met its obligations with respect to Section 7(d). In accordance with Section 7(d) “the Company shall have performed, satisfied and complied in all material respects with the covenants.” Although the information was filed late, and the Company may be obligated to pay liquidated damages in accordance with Section 4(n), the information statement has been filed and the Company has further increased the number of shares of common stock it is authorized to issue. Therefore, this breach cannot be deemed material and the Company has satisfied the conditions to closing.

5.
We note the disclosure throughout your prospectus regarding your December 28, 2005 financing. Please clarify your disclosure by discussing the fact that half of your offering, or $500,000, has not been received by your company and may not be received if certain conditions are not satisfied. In addition, please discuss the conditions. Finally, please add relevant risk factor disclosure.

Response

    The Company has revised the registration statement to clarify that $500,000 has not been received by the Company and may not be received if certain conditions are not satisfied. In addition the Company has added a relevant risk factor disclosure to address this matter.

6.
We note that the description of your business, including your strategy and your competitive strengths, is presented in several sections of your prospectus other than the Business section. In this regard, we note the disclosure in the MD&A section. We also note that your business has experienced significant changes in the past year, yet your disclosure continues to focus on your business operations before these changes. As a result, the reader does not have a clear understanding of the business, of your company as it currently exists. Please revise and, to the extent practicable, reorganize the description of your business contained in your Business section to clearly describe your business as it currently exists.

Response

    We have removed the discussion of the business operations of the Company from the MD&A section and have revised and reorganized the description of the Company’s business to clearly explain it’s operations as they currently exist.

We have accumulated losses and are not currentlv profitable

7.	Please quantify your losses.

Response

 The Company has set forth the amount of accumulated losses in the risk factor.

Our common stock trades in a limited public market...

8.
We read your response to comment 10 of our letter dated March 9, 2006 and we reissue this comment. In this regard, we note that the disclosure in this risk factor does not clearly identify and describe the risk stated in the subheading.

Response

 The Company has revised this risk factor to clearly identify and describe the risk stated in the subheading.

We have recently closed on an acquisition...

9.	Please revise the disclosure under this subheading to discuss how the stated risks have impacted or will impact your recent acquisition.

Response

 The stated risk has not had an impact on the acquisition, but, as discussed in the risk factor, the acquisition may impact the risk to the Company in managing its growth.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations
Three Months Ended. March 31, 2006 vs. Three Months Ended March 31, 2005

10.
We note the increase in “Selling, general and administrative expenses.” We also note the statement in the last sentence of eleventh paragraph of this section with respect to the expenses of New Wave. Please disclose the portion of the increase that was attributable to your inclusion of New Wave’s expenses.

Response

    The Compnay has revised the registration statement to disclose the portion of the increase that was attributable to the Company’s inclusion of New Wave’s expenses and has updated the MD&A discussions regarding the financial conditions and Plan of Operations for the three month ended June 30, 2006 and the month ended June 30, 2005.

Business

11.	We read your response to comment 32 of our letter dated March 9, 2006 and have the following comments:

•	Please disclose the information required by Item 101(b) (11) of Regulation S-B. In this regard, we note the disclosure in risk factor 12 regarding your compliance with environmental laws.

•
You state in your response that you have none of the intellectual property rights referenced in Item l01 (b) (7) of Regulation S-B. Please explain the sources of the technology you use in providing your services.

Response

    The Company has clarified the registration statement to explain that the Company provides broadband installation and infrastructure services. Therefore no technology is needed for the provision of services. The Company provides the deployment and maintenance of wireless/tower system services and tower construction and antenna installations.

Broadband Technology Services

12.
Please discuss in greater detail the business of New Wave. For example, who are the five “market leaders in your industry” for which New Wave is the “company of choice”? In this regard, we note the disclosure in the MD&A section under the heading “Broadband Technology Services.” Please also advise us as to the basis for this statement.

Response

 We have revised the registration statement to clarify and provide greater detail with respect to the business of the Company and New Wave.

Competition

13.	We read your response to comment 35 of our letter dated March 9, 2006 and we reissue this comment with respect to the principal methods of competition in the industry.

Response

We have revised the registration statement further to provide greater detail about the the principal methods of competition in the industry.

Description of Securities to be Registered

Non-Voting Preferred Stock

14.
Please briefly describe the conversion feature of the preferred stock, including the number of shares of common stock issuable upon conversion as of the most recent practicable date. Please also comply with this comment under the heading “Series B Voting Preferred Stock.

Response

    The Company has revised the registration statement to describe the conversion feature of the preferred stock and has included the number of shares of common stock issuable upon conversion as of the most recent practicable date.

15.	Please disclose the number of shares of common stock issued in payment of the dividends.

Response

    The Company has not issued any shares of common stock in payment of dividends in the past four years. Therefore disclosure of any such issuance would not be an appropriate disclosure in this registration statement.

Financial Statements

YEAR ENDED DECEMBER 31, 2005 AND 2004

Report of Independent Registered Public Accounting Firm

16.	Please ensure that the reference in your independent accountants’ opinions regarding recurring losses and management’s plans is to the correct footnote.

Response

 The Company ensured that the reference in the independent accountants’ opinion regarding recurring losses and management’s plans is to the correct footnote.

Notes to Consolidated Financial Statements

17.	Please ensure that your footnotes are correctly numbered. For example, Note 8 and Note 9 both refer to commitments and contingencies.

Response

 The Company has made sure that the footnotes are correctly numbered.

Consolidated Statements of Cash Flows

18.
We have reviewed your response to comment 43 of our letter dated March 9, 2006. Advances to you from officers for working capital needs and repayments of these advances to officers appear to represent financing transactions that should be classified within cash flows from financing activities in your statements of cash flows. Please revise or tell us why you believe that classifying these expenses as operating cash flows is consistent with provisions of SFAS 95.

Response

    The consolidated statement of cash flows have been revised so that advances to the Company from officers for working capital needs and repayments of these advances to officers are classified within cash flows from financing activities in the Company’s statements of cash flows.

Note I — Summary of Significant Accounting Policies

19.
We have reviewed your response to comment 47 of our letter dated March 9, 2006. Please provide us with a copy of the valuation report from your independent consultants that projected an aggregate value of $2,639,954 as of December 19, 2003 for your film rights and licenses. Please also tell us why it is reasonable to assume a valuation based on total sales that “could be available in all applicable media for the immediately foreseeable future.”

Response

    The Company has attached subsequent to this correspondence, as Schedule 1-A,  the “Film Library Rights Analysis and Evaluation” performed by Evergreen Pictures, Inc. on December 19, 2003. This analysis is in compliance with the AICPA Statement of Position 00-2, Accounting by Producers and Distributors of Film. The attached valuation is in compliance with this SOP.

20.
We have reviewed your response to comment 49 of our letter dated March 9, 2006. You disclosed that all amounts billed to Cablevision are in dispute and have been fully reserved. However, in your response you stated that you had accounts receivable net of an allowance for doubtful account with Cablevision of $42,696 at September 30, 2005. Please confirm that the amounts have been fully reserved at December 31, 2005.

Response

 The Company has confirmed that the amounts billed to Cablevision have been fully reserved at December 31, 2005.

Note 4— Film Licenses

21.
We have reviewed your response to comment 53 of our letter dated March 9, 2006. In your response you refer to an impairment analysis of film licenses assets performed in 2003. Under paragraph 8 (e) SFAS 144 you are required to test a long-lived asset for recoverability whenever there are indicators of potential impairment, such as current-period operating losses and cash outflows combined with a history of operating losses and cash outflows. Given that you have a history of operating losses and negative cash flows, please provide us with an impairment analysis of film licenses as of December 31, 2005. Please also provide us with a comprehensive discussion of your assumptions, including the assumed revenue growth rate, assumed annual cash flows and the assumed discount rate. Please also quantify your assumptions and provide a detailed explanation of any deviation between your assumptions and your historical results.

Response
    The Company initially had engaged an independent firm (Evergreen Pictures, Inc.) to perform certain procedures in order to determine the value of all of the film rights held by the Company. The Company has evaluated (see Schedule 1-B) the film rights since the independent evaluation done on December 19, 2003 and has reduced its value based on SFAS 144 in the amount of approximately $95,000 for 2004.

    However, during the Company’s annual re-evaluation of its film rights, it determined that a large number of films in its library had been pirated in multiple domestic and international (DVD and T.V.) distribution areas in 2005. The Company accordingly, in its reevaluation for 2005, substantially reduced its carrying value in its film library due to the severe impairment on the market value that the pirating had on the Companys' film library.  The films that were pirated represented a large number of lead pictures.

    Based upon the piracy of the film library in 2005 and the future revenue anticipated from the sales of its films, the Company has determined it appropriate to write down the going value of its film library.  In forming an opinion on the impairment value of all the film rights, the use of estimates in forecasting future sales was an inherent and integral component of the valuation process.

    In management’s determination in the re-evaluation process, it took into account linkage. Linkage assumes that in most cases, popular and non-popular titles are grouped together to form a “Thematic Package” in soliciting and obtaining individual territory sales for each right (theatrical, video, pay-per-view, cable and television). In instances where a film is resold in a territory, the licensor attempts to sell less popular films in a “package” with a lead picture. In instances where linkage is employed as a predominant selling technique, it might be more appropriate to re-evaluate the damages that the piracy has impacted on the thematic package. Where lead pictures have been pirated, rather than re-evaluation of individual pictures, the Company re-evaluated the package in order to be able to resell these licenses in each country (territory) for a period averaging five years, which is the norm in the industry. Accordingly, if the lead title has been pirated in such territory the value for that package diminishes greatly, affecting all markets in that territory. The pirating has affected the timing and marketing of the reselling of these rights in various territories to various medias.

Preparation of Forecast:

    The forecast of future revenue was prepared on the basis of linkage. The forecast took into account only those territories that were pirated and the films within that territory. Other considerations included the elements in the linkage (cast, genre, type of film) within each film.

    For example, the Company took into account the effect on value that a current star has on the market with respect to a film which he or she was in prior to becoming a star. We also noted that films that were animated are usually “evergreen” where the genre, premise and plotline remain relevant.

    Certain films, such as those referred to as “sword and sandal” films are classic that have value as the production values shown on the screen remain high, in spite of technological and cinematography advances.

    All these factors were taken into consideration as to the films that were pirated and the effect they had on the thematic package as well as in the market and in the territories that the rights were available for the Company to sell.

    This note has been revised to quantify the Company’s assumptions and provide a detailed explanation of any deviation between its assumptions and its historical results.

22.
We have reviewed your response to comments 54 and 55 of our letter dated March 9, 2006. Please tell us the basis for your assumption that 67% of your unamortized film costs will be amortized in 2009 given that you do not appear to have recognized any film revenues through March 31, 2006. Please also clarify the reasonableness of this assumption based on your disclosure in management’s discussion analysis as of March 31, 2006 that you have not devoted resources toward the promotion and solicitation of your film licenses and have slowed down the marketing of your films.

Response

    This note has been revised to clarify the reasonableness of this assumption based on the Company’s disclosure in management’s discussion analysis as of March 31, 2006, and we believe that 67% of the film value shall be sold by December 31, 2009.  The Company did not market the films in 2006 due to the pirating, and will start to market in 2007.

Note 5— Notes Payable

23.	Please disclose the conversion terms of your 8% callable secured convertible note.

Response

 This note has been revised to disclose the conversion terms of the Company’s 8% callable secured convertible note.

Note 6- Shareholders’ Equity

24.
We have reviewed your response to comment 56 of our letter dated March 9, 2006. Please tell us your basis for classifying the convertible non-voting redeemable preferred stock within equity as opposed to as a liability, or revise accordingly. Please also disclose the conversion terms of the convertible non-voting redeemable preferred stock and your Series C voting preferred stock. Please refer to SFAS 150, Rule 5.02 of Regulation S-X and SAB Topic 3:C.

Response

    The note has been revised to classify the convertible non-voting redeemable preferred stock as a liability.  The term of the Company's convertible non-voting redeemable preferred stock provides the Company with the right, but not the obligation, to redeem the preferred stock.  It does not contain provisions which provide for any of the following:

1. Unconditional obligations requiring the Company to redeem the preferred stock;

2.	At its inception, no terms which embody an obligation that the Company repurchase any equity shares or settle an obligation to transfer assets in exchange for the preferred shares; or

3. No terms that embody an unconditional obligation to repurchase the preferred shares with a variable number of equity shares.

25.
We have reviewed your response to comments 57 and 58 of our letter dated March 9, 2006. Though you determined that it was highly inappropriate to ascribe any value to the warrants at the time of issue based on your financial condition and the, absence of a market for your stock, the factors cited appear to be reasons why a lender would require warrants in addition to a market interest rate, rather than an indication that the warrants required by the lender have no value. Please determine the value of your warrants using the most recent cash sales price to a third party or closing market price of your stock. Please tell us and disclose the assumptions used to value the warrants. Please also clarify whether the exercise price of the warrants is $.65 or 50% of $.65. Please also disclose your accounting policy for warrants issued. Please refer to APB 14, E1TF 98-5 and EITF 00-27. Please ensure that any accounting revisions comply with the requirements of APB 20 or SFAS 154, as appropriate.

Response

    Revisions have been made to provide the value of the Company’s warrants using the most recent cash sales price to a third party or closing market price of its stock and to disclose the assumptions used to value the warrants. It has also been revised to clarify that the exercise price of the warrants is $0.65 and to disclose the Company’s accounting policy for warrants issued.

26.
Please provide us with your computation of a) the warrants valuation for each issuance, b) the effective conversion price of each warrant, and c) your analysis of the potential beneficial conversion feature for each issuance. Please refer to APR 14, EITF 98-5 and EITF 00-27.

Response

    The Company has revised the registration to clarify and provide greater detail of the computation and valuation of the warrants.  The Company has attached detailed schedules (see Schedule 2) to this correspondence in this regard.

27.
Please provide us with a comparison of all potentially issuable common shares assuming the exercise of all options and warrants, and the conversion of all convertible instruments as of December 31,2005 and each subsequent quarterly balance sheet date. In the event that you have more potentially issuable common shares than authorized common shares, it would appear that certain of your equity instruments might be properly classified as liabilities. Please refer to paragraphs 13 and 19 of E1TF 00-19.

Response

This note has been revised to disclose comparison and conversion for all convertible instruments as of December 31, 2005 and each subsequent quarter (see Schedule 2).

Note 8- Commitments and Contingencies

28.	Please revise to clarify the meaning of your statement that “[t]he Company is hopeful that it can repair those majors MSOs by reason of suspending those operations.

Response

 The note has been revised to remove this statement.

Note 15 - Business Segment Information

29.
We have reviewed your response to comment 63 of our letter dated March 9, 2006. Given that corporate and other expenses not allocated to your business segments represent a significant amount of your costs of operations, please specifically disclose the types of expenses and the respective amounts that comprise selling, general and administrative expenses. Please also tell us if preferred stock dividends are classified within your cost of operations.

Response

    The note has been revised to disclose the types of expenses and the respective amounts that comprise selling, general and administrative expenses and the preferred stock dividends have been separately classified and are included in cost of operations.

30.
We have reviewed your response to comment 64 of our letter dated March 9, 2006. Paragraph 37 of SFAS 131 applies to either products or services. Please disclose the amount of revenues generated from the various services that you offer, including at a minimum installation of broadband equipment, film licensing and installation of redundant power equipment.

Response

 The note has been revised to disclose the amount of revenues generated from the various services that are offered by the Company.

Other

31.
We have reviewed your response to comment 68 of our letter dated March 9, 2006. Since your March 31, 2006 balance sheet includes the New Wave acquisition, a pro forma balance sheet is not required. Please provide a pro forma statement of operations for the latest fiscal year and the latest interim period. Please disclose the nature of any pro forma adjustments in the notes to the pro forma statements of operations. Please be sure to clearly reference and explain the assumptions involved in these adjustments. Please also disclose the pro forma information required by paragraphs 54-57 of SFAS 141 for the interim period ended March 31, 2006.

Response

    The Company has provided a pro forma statement of operations for the latest fiscal year and the latest interim period and has disclosed the nature of any pro forma adjustments in the notes to the pro forma statements of operations and has removed the proforma balance sheet.

Item 27. Exhibits

32.
We read your response to comment 72 of our letter dated March 9, 2006 and we reissue this comment. In this regard, we note that the terms of the 12% preferred stock do not appear to be set forth in Exhibit 3.2.

Response

The appropriate reference should have been to Exhibit 3.3.

33.	Please revise the description of Exhibits 10.8 through 10.12 to correct the date, as it appears that these documents were entered into in 2006, and not in 2005.

Response

 We have revised the description of Exhibits 10.8 through 10.12 to correct the date.

Form l0-KSB for the year ended December 31, 2004
Form l0-QSB for the quarter ended March 31, 2005
Form I 0-QSB for the quarter ended June 30, 2005
Form 10-OSB for the quarter ended September 30, 2005

34.
We note your responses to comments 76 through 78 from our letter dated March 9, 2006. Please be advised that these comments must be resolved before we will consider a request for acceleration of your registration statement.

Response

 The Company is aware that these comments must be resolved before the Staff will consider a request for acceleration of its registration statement.

Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended March 31, 2006
Form 10-QSB for the quarter ended Juner 30, 2006

35.	We reissue comment 77 as it applies to the “Controls and Procedures” sections of these filings.

Response

    Once it has been determined that no additional revisions need to be made to these filings the Company will provide the appropriate disclosures when the amended filings are made.

 In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***
Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/Yoel Goldfeder
Yoel Goldfeder

SCHEDULE 1-A
FILM LIBRARY RIGHTS ANALYSIS & EVALUATION

EVERGREEN PICTURES
35 RIDGE BROOK DRIVE
STANFORD, CT 06903
(203) 461-8000

December 19, 2003

Mr. Vlado Hreljanovic
Juniper Group, Inc.
111 Great Neck Road
Great Neck, NY 11021

Dear Mr. Hreljanovic:

Pursuant to our agreement, my associates and I in Evergreen Pictures have undertaken a preliminary analysis of all of the films currently available for distribution in the Juniper Pictures Library (the “Library”) and calculated a valuation based on our analysis, information available from industry sources and information provided by numerous discussions with sales, marketing and distribution personnel in the domestic and international syndication, satellite, cable and home video industries. This analysis was performed strictly at the request of and for the benefit of the Board of Directors of Juniper Group, Inc. (the “Company”) and its management and will not be given to anyone else without its specific permission.

Our analysis was not performed with the assistance of accountants nor did we seek the advice or review of the Company’s accountants or other outside accountants. We have made no attempt to compare the total valuation of the Library to any value carried on the Company’s financial statements and our analysis is not specifically intended to conform to the guidelines of GAAP or any other set of accounting principles.

We have based our valuation on the estimated total sales that could be available in all applicable media for the immediately foreseeable future. In most cases, this means that an initial licensing agreement would be entered into by the Company for a specific distribution medium (such as home video) in a specific market within the next twelve months and revenues would be generated for periods of time up to five years after the Company may enter into and what the timing of the revenue streams or amortization might be in the case of each title.

The determination of which films are currently available was based primarily on information and data provided by Juniper Pictures management, additional information from industry databases and from distributors familiar with some of the titles. We have made no specific attempt to determine if any of the Company’s currently available titles are being distributed illegally by other parties. If a significant number of the Company’s currently available titles are being distributed illegally, the valuation of those titles could be different but the difference, if any, will probably not be material as our understanding is that the Company aggressively pursues pirates and has been successful in the past in controlling illegal distribution of its titles.

We have not examined each title to determine if all of the chain of title documents are available and up to date nor have we performed any searches for liens against any titles or Juniper Pictures. We have not performed any independent search to determine the accuracy of the Company’s or the original producer’s ownership or renewal of any applicable copyrights. If a significant number of the Company’s currently available titles have or develop copyright ownership problems, the valuation of those titles could be different. A review of a randomly-selected group of titles proved that all chain of title documents appear to be complete and in order. The list of currently available titles and a breakdown of valuation by selected markets and media is attached as an exhibit. Specific procedures as to the calculation of estimated projected income are contained in the exhibit.

We have not examined each title to determine if there exist any remaining royalties or other payments due to producers, if any have been paid or if in fact there are any remaining outstanding liabilities against the titles at all. Based on information contained in the Company’s filings with the SEC and discussions with management, we believe that there are no material outstanding liabilities against the Library. Based on all available information obtained through our best efforts and to the best of our ability, my associates and I believe that the Juniper Library has an aggregate valuation of $2,639,054.

Evergreen Pictures has no relationship with the Company other than the specific performance of this evaluation, for which we have received compensation in accordance with industry standards. We have no ongoing obligation to the Company to revise our valuation at any time in the future and have not entered into any agreement at this time for any future revision.

Respectfully submitted,

/s/ Shane O’Neil, President
Evergreen Pictures, Inc.
December 19, 2003

SCHEDULE 1-B
JUNIPER GROUP RE-EVALUATION OF FILM BASED ON IMPAIRMENT VALUE - PREPARED BY MANAGEMENT AS OF DECEMBER 31, 2005

				EVERGREEN PICTURES 12-19-03
				EVALUATION MADE BY OUTSIDE CONSULTANTS
										Managements	Re-evaluation
				North American		Int'l T.V.	WW	Int'l		Estimated %	Value
	ACQ DTE	TITLES	12/31/05 NET BOOK CARRYING VALUE	T.V. Distr	DVD	Distrb	Sat Cable & Distrb	DVD	TOTAL	of residual value after pirating	a/o 12/31/2005	Exp Term Date

1	1989	BATTLE OF STARS	7,606.09	13,080.00	6,875.00	15,500.00	10,075.00	4,469.00	49,999.00	0.33	16,499.67	6/7/14
2	1989	DAYS OF FURY	7,604.94	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.33	13,534.29	7/7/14
3	1988	JUST BEFORE DAWN	40,700.29	10,900.00	13,750.00	19,500.00	12,675.00	8,938.00	65,763.00	0.60	39,457.80	6/1/14
4	1988	LOVELY BUT DEADLY	30,280.08	10,900.00	13,750.00	19,500.00	12,675.00	8,938.00	65,763.00	0.60	39,457.80	6/30/13
5	1989	RETURN	0.00	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00		0.00	12/21/09
6	1991	REJUVENATOR	0.00	10,900.00	8,250.00	15,500.00	10,075.00	5,363.00	50,088.00		0.00	12/9/09
7	1991	ESCAPE FRM SAVEHAVEN	0.00	10,900.00	13,750.00	19,500.00	12,675.00	8,938.00	65,763.00		0.00	12/9/09
8	1991	UNDERCOVER	668.66	16,350.00	11,050.00	17,000.00	9,521.00	13,395.00	67,316.00	0.10	6,731.60	2/1/07
9	1991	YEAH.MY HNT ST LD	424.40	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.10	4,101.30	2/1/07
10	1992	CRACKDOWN	234.86	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.10	4,101.30	12/18/07
11	1992	SOULTAKER	3,875.72	10,900.00	13,750.00	24,500.00	15,925.00	8,938.00	74,013.00	0.25	18,503.25	7/28/11
12	1992	ECF	37,117.97	10,900.00	8,250.00	15,500.00	10,075.00	1,788.00	46,513.00	0.40	18,605.20	12/31/14
13	1992	ECF-4	5,481.88	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.40	16,405.20	12/31/14
14	1992	MAKO	11,575.00	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.40	16,405.20	6/30/13
15	1992	STEPS	3,025.00	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.10	1,184.40	12/18/07
16	1992	FISTFUL OF DIAMONDS	5,250.00	5,450.00	6,875.00	9,750.00	6,338.00	4,469.00	32,882.00	0.10	3,288.20	12/9/09
17	1992	LOADED GUNS	6,375.00	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.15	6,151.95	6/30/13
18	1992	NO DIAMONDS FOR URSU	0.00	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.10	1,184.40	7/28/11
19	1992	RAMPAGE OF EVIL	2,550.00	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.35	9,126.60	12/18/17
20	1992	MOONSHINE	11,825.00	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.40	16,405.20	6/30/13
21	1992	EVIL	6,825.00	10,900.00	20,625.00	19,500.00	12,675.00	8,938.00	72,638.00	0.35	25,423.30	12/18/17
22	1992	CATASTROPHE	8,025.00	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.15	6,151.95	12/18/19
23	1982	PROJECT KILL	8,025.00	10,900.00	6,875.00	15,500.00	10,075.00	4,469.00	47,819.00	0.15	7,172.85	12/18/17
24	1992	CHALLENGE	8,025.00	10,900.00	8,250.00	15,500.00	10,075.00	5,363.00	50,088.00	0.10	5,008.80	12/8/19
25	1992	PRAY	5,250.00	5,450.00	6,875.00	9,750.00	6,338.00	4,469.00	32,882.00	0.10	3,288.20	6/30/13
26	1992	GOWFACE	5,250.00	5,450.00	6,875.00	9,750.00	6,338.00	4,469.00	32,882.00	0.10	3,288.20	12/31/14
27	1992	PASSPORT	0.00	5,450.00	8,250.00	9,750.00	6,338.00	5,363.00	35,151.00		0.00	12/31/14
28	1992	HUNTER	5,250.00	5,450.00	2,750.00	15,500.00	10,075.00	1,788.00	35,563.00	0.15	5,334.45	7/28/11
29	1992	BLUEPRINT	5,250.00	5,450.00	6,875.00	9,750.00	6,338.00	4,469.00	32,882.00	0.20	6,576.40	7/28/11
30	1992	AGZ-55	5,250.00	5,450.00	6,875.00	9,750.00	6,388.00	4,469.00	32,932.00	0.20	6,586.40	6/7/14
31	1992	OPERATION	5,250.00	5,450.00	6,875.00	9,750.00	6,338.00	4,469.00	32,882.00	0.20	6,576.40	6/30/13
32	1992	RINGS	6,900.00	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	6/1/14
33	1992	BANG.BANG	6,900.00	5,450.00	8,250.00	9,750.00	6,338.00	5,363.00	35,151.00	0.20	7,030.20	6/7/14
34	1992	RAGAN	0.00	5,450.00	6,875.00	9,750.00	6,338.00	4,469.00	32,882.00	0.20	6,576.40	12/18/17
35	1992	LAST DAYS OF POMPEII	12,453.29	5,450.00	2,750.00	2,500.00	1,625.00	1,788.00	14,113.00	0.20	2,822.60	6/30/13
36	1992	OLD TESTAMENT	6,846.06	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	6/30/13
37	1992	FURY OF HERCULES	11,025.00	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	7/28/11
38	1992	SAMSON	9,596.06	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	6/1/14
39	1992	TEN GLADIATORS	13,525.00	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.20	8,202.60	7/28/11
40	1992	SPANTACUS	12,458.75	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	12/18/17
41	1992	TRIUMPH OF 10 GLADIAT	6,575.00	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	12/18/17
42	1992	GLADIATORS SEVEN	15,146.06	5,450.00	6,875.00	19,500.00	11,415.00	4,469.00	47,709.00	0.20	9,541.80	12/31/14
43	1992	REVENGE OF URSUS	1,359.82	5,450.00	1,375.00	2,500.00	1,625.00	1,788.00	12,738.00	0.20	2,547.60	6/30/13
44	1992	TREASURE	4,025.00	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.20	2,368.80	12/9/09
45	1992	CONOUEROR OF THEORIE	5,492.31	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.20	2,368.80	7/28/11
46	1992	KINGS PRISONER	0.00	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	7/28/11
47	1992	TEMPLE OF A 1000 UGHT	9,596.07	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	12/18/17
48	1992	URSUS	0.00	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	12/18/17
49	1992	PROBABIUlY ZERO	0.00	5,450.00	6,875.00	9,750.00	6,338.00	1,788.00	30,201.00	0.20	6,040.20	12/18/17
50	1992	DISCO	0.00	5,450.00	2,750.00	15,500.00	10,075.00	894.00	34,669.00	0.10	3,466.90	7/7/14
51	1992	HYNOS	0.00	5,450.00	2,750.00	15,500.00	10,075.00	894.00	34,669.00	0.15	5,200.35	7/28/11
52	1992	REVENGE OF THE BI.K KNT	0.00	5,450.00	6,875.00	9,750.00	6,338.00	4,469.00	32,882.00	0.20	6,576.40	6/30/13
53	1992	REVENGE OF IVANHOE	0.00	5,450.00	6,875.00	9,750.00	6,338.00	4,469.00	32,882.00	0.20	6,576.40	6/30/13
54	1992	79 A.D.	11,609.77	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	7/28/11
55	1992	TABOO ISLAND	0.00	10,900.00	2,750.00	15,500.00	10,075.00	1,788.00	41,013.00	0.20	8,202.60	12/18/17
56	1992	COSMOS	0.00	5,450.00	2,750.00	9,750.00	6,338.00	894.00	25,182.00	0.10	2,518.20	7/28/11
57	1992	SHARAZ	11,025.00	5,450.00	6,875.00	9,750.00	6,338.00	894.00	29,307.00	0.10	2,930.70	6/1/14
58	1992	GOUATH vs Giant	(0.00)	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.20	5,215.20	12/31/14
59	1992	DEVIL’S CAVALIER	0.00	5,450.00	6,875.00	9,750.00	6,338.00	1,788.00	30,201.00	0.30	9,060.30	7/7/14
60	1992	SEVEN FROM THEBES	3,967.62	5,450.00	2,750.00	9,750.00	6,338.00	1,788.00	26,076.00	0.10	2,607.60	6/1/14
61	1992	CONQUEROR OF MARACA	9,320.32	5,450.00	2,750.00	9,750.00	6,338.00	2,827.00	27,115.00	0.20	5,423.00	7/28/11
62	1992	DIXIE LANE	7,062.50	13,080.00	13,750.00	19,500.00	12,675.00	8,938.00	67,943.00		0.00	12/18/07
63	1992	ECHOES	4,687.50	10,900.00	6,875.00	19,500.00	12,675.00	4,469.00	54,419.00		0.00	12/18/07
64	1993	ABRAXAS	11,250.00	10,900.00	13,750.00	24,500.00	24,500.00	15,925.00	89,575.00		0.00	10/1/13
65	1994	TREAS. OF THE AMAZON	21,159.68	5,450.00	13,750.00	19,500.00	12,675.00	8,938.00	60,313.00	0.10	6,031.30	12/9/09
66	1992	RELIGION INC	0.00	10,900.00	10,625.00	19,500.00	12,675.00	13,406.00	67,106.00		0.00	7/28/11
67	1994	ALONE V ROME	7,500.00	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.10	1,184.40	12/9/09
68	1994	DESERT WARRIOR	7,500.00	5,450.00	2,750.00	9,750.00	1,625.00	894.00	20,469.00	0.10	2,046.90	7/7/14
69	1994	DARUAGNAN	7,500.00	5,450.00	2,750.00	4,750.00	1,625.00	894.00	15,469.00	0.10	1,546.90	12/8/19
70	1995	ATLAS CYCLOPS	7,062.50	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.10	1,184.40	12/9/09
71	1995	AVENGER	6,227.82	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.10	1,184.40	7/28/11
72	1995	SLAVE QUEEN	7,062.50	5,450.00	1,375.00	2,000.00	1,625.00	894.00	11,344.00	0.10	1,134.40	12/9/09
73	1995	TARTAR INVASION	0.00							0.10	0.00	12/9/09
74	1995	HEROD THR GREAT	0.00						0.00	0.10	0.00	7/28/11
75	1995	GIANTS OF THESSALY	0.00	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.10	1,184.40	12/9/09
76	1996	BLACK DUKE	0.00						0.00	0.10	0.00	12/8/19
77	1996	SON OF ELCID	0.00	5,450.00	1,700.00	2,500.00	1,625.00	894.00	12,169.00	0.10	1,216.90	12/9/09
78	1996	CAESAR THE CONQUEROR	0.00	5,450.00	1,375.00	2,500.00	1,625.00	894.00	11,844.00	0.10	1,184.40	7/28/11
79	1996	REBEL GLADIATOR	0.00							0.10	0.00	12/9/09
80			0.00						0.00		0.00
		unlocated difference	0.00						0.00		(48.85)
			481,828.51	560,260.00	394,625.00	865,250.00	562,413.00	256,506.00	2,639,054.00		481,828.51

		10KSB 12-31-05	481,828.51		12/31/2005 Managements re-evalution of the Films						481,828.51

SCHEDULE 2-A
RESTATEMENT OF WARRANTS

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), encourages, but does not require companies to record stock-based compensation plans using a fair value based method. The Company has chosen to continue to account for stock-based compensation using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the stock. During 2005 and 2004 none of the options issued had exercise prices in excess of the quoted market price.

Except for transactions with employees that are within the scope of APB Opinion No. 25, all transactions in which goods or services are the consideration received for issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. During 2005 and 2004 certain options issued to consultants as consideration for goods or services were not charged to stock-based compensation expense. The Company used the Black-Scholes option-pricing model to determine the fair value of grants made for the years ended December 31, 2005 and 2004. The financial statements have been restated to reflect a charge to stock-based compensation expense of $3,150 and $503,289 for the years ended December 31, 2005 and 2004, respectively.

The restatement for the fair value of the options has no effect on the Company’s actual or reported cash flow. The restatement does, however, affect the Company’s stated net income and loss per share for the years ended December 31, 2005 and 2004. The impact of this correction through December 31, 2005 is to increase additional paid in capital by $506,439 and to increase accumulated deficit by $506,439. The stock-based compensation expense is not deductible for tax purposes. As a result, this adjustment has no effect on the Company’s net operating loss carryforward or deferred tax asset.

As discussed in Note 6 - Shareholders Equity, the Company received $1,545,000 from the sale of 7% Convertible Debentures and $500,000 from the sale of 8% Callable Secured Convertible Promissory Notes during the two years ended December 31, 2005. In connection with these notes, the Company issued common stock purchase warrants. The Company has determined a debt discount and additional paid-in capital of $376,280 should be recorded for the portion of the proceeds allocated to the fair value of the warrants. This discount is amortized over the two and five-year terms of the notes and charged to interest expense. The financial statements have been restated to reflect this debt discount, the related amortization expense and additional paid-in capital. The additional amortization increased the net loss by $41,970 and $27,718 for the years ended December 31, 2005 and 2004, respectively.

Further, in accordance with FASB Emerging Issues Task Force (EITF) Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio, as amended by EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company has determined that at the time of issuance of the notes the conversion price per share was higher than the last sale price of the Company’s stock on the OTC Bulleting Board on the relevant commitment date. Accordingly, a beneficial conversion feature did not exist.

During the year ended December 31, 2005 certain of the notes were paid or converted in accordance with their terms into the Company’s common stock. The unamortized debt discount of the paid and converted notes was $219,921 and $59,911 for the years ended December 31, 2005 and 2004, respectively. The financial statements have been restated to reflect a charge to interest expense for the unamortized debt discount of these converted notes.

The restatement for the fair value of the warrants has no effect on the Company’s actual or reported cash flow. The restatement does, however, affect the Company’s stated net income and loss per share for the years ended December 31, 2005 and 2004. The impact of this correction through December 31, 2005 is to increase additional paid in capital by $376,280 and to increase accumulted deficit by $349,520. The interest expense is not deductible for tax purposes. As a result, this adjustment has no effect on the Company’s net operating loss carryforward or deferred tax asset. Additionally, the unamortized debt discount at December 31, 2005 is $26,760 and is reported as a reduction to the balance of convertible notes payable.

The restatements for the interim periods ended March 31, 2005, June 30, 2005 and September 30, 2005 and the year ended December 31, 2005 are summarized as follows:

Balance Sheets:
	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005
	Previously	As	Previously	As	Previously	As	Previously	As
	reported	restated	reported	restated	reported	restated	reported	restated
Total assets	$3,573,243	$3,573,243	$2,992,454	$2,992,454	$2,935,866	$2,935,866	$1,123,991	$1,123,991
Notes payable - long term	1,439,682	1,203,164	1,545,000	1,305,910	475,000	418,311	300,000	273,240
Total liabilities	3,061,727	2,825,209	3,244,536	3,005,446	1,895,536	1,838,847	2,001,412	1,974,652
Additional paid-in capital	21,066,523	21,906,487	21,148,124	22,006,988	23,597,891	24,456,755	21,571,050	22,453,769
Accumulated deficit	(20,608,602)	(21,212,048)	(21,456,156)	(22,075,930)	(22,637,347)	(23,439,522)	(25,082,999)	(25,938,958)
Total stockholders equity	511,516	748,034	(252,082)	(12,992)	1,011,565	1,097,019	(877,421)	(850,661)
Total liabilities and stockholders' equity	3,573,243	3,573,243	2,992,454	2,992,454	2,935,866	2,935,866	1,123,991	1,123,991

Statements of Operations:
	Three months ended		Three months ended		Three months ended
	March 31, 2005		June 30, 2005		September 30, 2005
	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Restated
Interest expense	$(37,325)	$(49,853)	$(39,787)	$(52,965)	$(45,022)	$(227,423)
Stock-based compensation expense	--	--	--	(3,150)	--	--
Net loss	(407,396)	(419,924)	(847,554)	(863,882)	(1,181,190)	(1,363,591)
Loss per share, basic and diluted	(0.04)	(0.04)	(0.08)	(0.08)	(0.07)	(0.08)

	Six months ended		Nine months ended		Year ended
	June 30, 2005		September 30, 2005		December 31, 2005
	Previously Reported	As Restated	Previously Reported	As Restated	Previously Reported	As Restated
Interest expense	$(77,112)	$(102,818)	$(122,134)	$(330,241)	$(139,178)	$(401,069)
Stock-based compensation expense	--	(3,150)	--	(3,150)	--	(3,150)
Net loss	(1,254,950)	(1,283,806)	(2,436,140)	(2,647,397)	(4,881,793)	(5,146,834)
Loss per share, basic and diluted	(0.13)	(0.13)	(0.20)	(0.22)	(0.26)	(0.28)

In accordance with the accounting pronouncements as discussed above the Company has calculated discounts to the convertible notes for the value of the warrants (as determined using the Black-Scholes pricing model). The discounts recorded by the Company are equal to the fair value of the warrants on the date of issuance. Accordingly, the net carrying value of the notes on the date of issuance is the difference between the face value of the notes and the fair value of the warrants. Further, in accordance with the accounting pronouncements and based upon the terms of the notes, the Company is required to accrete the discounts over the term of the notes using the effective interest rate method. This results in accreting the discounts in a manner that increases the net carrying value of the notes from their fair value to their face value over the two and five-year terms of the notes at a constant calculated interest rate. The rates calculated to achieve this accretion range from 0.9% to 95.2%. Additionally, upon the conversion of a note, the Company is required to record a charge to interest expense for the remaining unamortized discount corresponding to the converted note.

As a result, if no notes are converted between the balance sheet date and the maturity date of the notes, the Company will record non-cash charges to interest expense as follows:

Accounting Period	Non-cash Interest Charge
Year Ended December 31, 2006	$ 5,422
Year Ended December 31, 2007	5,479
Year Ended December 31, 2008	5,538
Year Ended December 31, 2009	5,597
Year Ended December 31, 2010	4,724
Total Future Non-cash Interest Charges	$26,760

SCHEDULE 2-B
CONVERTIBLE DEBENTURE

Juniper Group, Inc.
Convertible Debenture
12/31/05

Grant Date (trade)	4/29/2004	6/30/2004	4/20/2005	12/10/2005	Total
INPUT VARIABLES:
Option Price (strike).....................................................................	0.50	0.65	0.65	0.13
Expiration (or # yrs)......................................................................	4/29/2006	6/30/2009	4/20/2010	12/10/2010
Stock price @ grant......................................................................	$0.450	$0.420	$0.150	$0.050
Volatility.......................................................................................	252.00%	225.00%	213.00%	192.00%
Risk Free Int Rate.........................................................................	4.00%	4.00%	4.00%	4.00%

Warrant Value...............................................................................	0.42	0.41	0.15	0.05

# of warrants.................................................................................	150,000	667,500	105,000	500,000	1,422,500

Relative Fair Value of WTS/Discount.......................................	63,000	273,675	15,750	23,855	376,280

Amortization Period.....................................................................	2	5	5	5

Original Face Value of Notes......................................................	75,000	1,335,000	210,000	500,000	2,120,000
Relative Fair Value of Notes.......................................................	12,000	1,061,325	194,250	476,145	1,743,720
Amortization of discount charged to expense:........................
Year ended 12/31/04.....................................................................	63,000	24,629	-	-	87,629
Year ended 12/31/05.....................................................................	-	249,046	12,457	388	261,891
Year ended 12/31/06.....................................................................	-	-	740	4,682	5,422
Year ended 12/31/07.....................................................................	-	-	752	4,727	5,479
Year ended 12/31/08.....................................................................	-	-	764	4,774	5,538
Year ended 12/31/09.....................................................................	-	-	775	4,822	5,597
Year ended 12/31/10.....................................................................	-	-	262	4,462	4,724
	63,000	273,675	15,750	23,855	376,280

SCHEDULE 2-C
CONSULTANT ISSUANCES

Juniper Group, Inc.
Consultant Issuances
12/31/05

Grant Date (trade)	2/19/2004	7/2/2004	7/2/2004	7/2/2004	8/18/2004	4/20/2005
INPUT VARIABLES:
Option Price (strike)................	0.20	1.00	0.75	0.65	0.70	0.65
Expiration (or # yrs)................	2/17/2009	7/1/2010	7/1/2010	7/1/2010	8/17/2009	4/20/2010
Stock price @ grant................	$0.200	$0.420	$0.420	$0.420	$0.330	$0.150
Volatility...................................	220.00%	211.00%	211.00%	211.00%	219.00%	213.00%
Risk Free Int Rate....................	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

Warrant Value..........................	0.20	0.41	0.42	0.42	0.32	0.15

# of warrants............................	225,000	300,000	300,000	399,999	133,500	21,000

Total Amount...........................	45,000	124,327	124,545	166,191	43,226	3,150

SCHEDULE 2-D
AMORTIZATION OF WARRANTS

	JUNIPER GROUP, INC
	AMORTIZATION OF WARRANTS
	EXHIBIT B
							AMORTIZATION		CONVERSION
Date of Issuance		04/29/04	06/30/04	04/20/05	12/10/05	03/14/06	BY QTR	BY YR	BY QTR	BY YR

	MAY 2004	952
Q2	JUN	1,028					1,980
	JUL	1,109	4,066
	AUG		4,081
Q3	SEP		4,097				13,353		59,911
	OCT		4,113
	NOV		4,128
Q4	DEC		4,144				12,385	27,718		59,911

	JAN 2005		4,160
	FEB		4,176
Q1	MAR		4,192				12,528
	APR		4,208
	MAY		4,224	253
Q2	JUN		4,240	253			13,178
	JUL		4,257	253
	AUG		4,273	254
Q3	SEP		4,289	254			13,580
	OCT		861	254
	NOV		864	255
Q4	DEC			61	388		2,684	41,970	219,921	219,921

	JAN 2006			61	388
	FEB			61	389
Q1	MAR			61	389	1,631	2,981
	APR			61	389	1,647
	MAY			61	390	1,663
Q2	JUN			62	390	1,679	6,343
	JUL			62	390	1,695
	AUG			62	391	1,711
Q3	SEP			62	391	1,728	6,491
	OCT			62	391	1,745
	NOV			62	392	1,762
Q4	DEC			62	392	1,779	6,647	22,462

	JAN 2007			62	392	1,796
	FEB			62	393	1,814
Q1	MAR			62	393	1,831	6,806
	APR			62	393	1,849
	MAY			63	393	1,867
Q2	JUN			63	394	1,885	6,969
	JUL			63	394	1,903
	AUG			63	394	1,922
Q3	SEP			63	395	1,940	7,136
	OCT			63	395	1,959
	NOV			63	395	1,978
Q4	DEC			63	396	1,997	7,309	28,220

	JAN 2008			63	396	2,017
	FEB			63	396	2,036
Q1	MAR			63	397	2,056	7,488
	APR			63	397	2,076
	MAY			64	397	2,096
Q2	JUN			64	398	2,117	7,672
	JUL			64	398	2,137
	AUG			64	398	2,158
Q3	SEP			64	399	2,179	7,860
	OCT			64	399	2,200
	NOV			64	399	2,221
Q4	DEC			64	400	2,243	8,054	31,074

	JAN 2009			64	400	2,265
	FEB			64	400	2,286
Q1	MAR			64	401	2,309	8,254
	APR			64	401	2,331
	MAY			65	401	2,354
Q2	JUN			65	402	2,377	8,459
	JUL			65	402	2,400
	AUG			65	402	2,423
Q3	SEP			65	403	2,446	8,670
	OCT			65	403	2,470
	NOV			65	403	2,494
Q4	DEC			65	404	2,518	8,887	34,270

	JAN 2010			65	404	2,543
	FEB			65	404	2,567
Q1	MAR			65	405	2,592	9,111
	APR			66	405	2,617
	MAY				405	2,643
Q2	JUN				406	2,668	9,210
	JUL				406	2,694
	AUG				406	2,721
Q3	SEP				407	2,747	9,381
	OCT				407	2,774
	NOV				407	2,800
Q4	DEC					2,828	9,216	36,917

	JAN 2011					2,855
	FEB					2,883
	MAR						5,738	5,738
		3,089	64,374	5,130	23,855	131,922		228,369		219,921

SCHEDULE 2-E
AMORTIZATION OF DEBT DISCOUNT
	4/29/2004			6/30/2004			4/20/2005
	75,000			1,335,000			210,000
	95.2192%	Amortization		4.597000%	Amortization		1.56001%	Amortization

	12,000.00			1,061,325.00			194,250.00
1	12,952.19	952.00		1,065,390.76	4,066.00		194,502.53	253.00
2	13,979.94	1,028.00		1,069,472.09	4,081.00		194,755.38	253.00
3	15,089.24	1,109.00		1,073,569.06	4,097.00		195,008.57	253.00
4	16,286.56	1,197.00		1,077,681.73	4,113.00		195,262.08	254.00
5	17,578.89	1,292.00		1,081,810.15	4,128.00		195,515.92	254.00
6	18,973.76	1,395.00		1,085,954.38	4,144.00	24,629.00	195,770.09	254.00
7	20,479.32	1,506.00		1,090,114.49	4,160.00		196,024.60	255.00
8	22,104.34	1,625.00	10,104.00	1,094,290.54	4,176.00		196,279.43	61.20	1,837.20
9	23,858.30	1,754.00		1,098,482.58	4,192.00		196,534.59	61.20
10	25,751.44	1,893.00		1,102,690.69	4,208.00		196,790.09	61.20
11	27,794.80	2,043.00		1,106,914.91	4,224.00		197,045.92	61.44
12	30,000.30	2,205.00		1,111,155.32	4,240.00		197,302.08	61.44
13	32,380.80	2,381.00		1,115,411.97	4,257.00		197,558.57	61.44
14	34,950.20	2,569.00		1,119,684.93	4,273.00		197,815.40	61.68
15	37,723.47	2,773.00		1,123,974.25	4,289.00		198,072.56	61.68
16	40,716.80	2,993.00		1,128,280.01	861.20		198,330.06	61.68
17	43,947.66	3,231.00		1,132,602.26	864.40		198,587.89	61.92
18	47,434.87	3,487.00		1,136,941.07		39,744.60	198,846.06	61.92
19	51,198.80	3,764.00		1,141,296.50			199,104.56	62.16
20	55,261.39	4,063.00	33,156.00	1,145,668.62			199,363.40	62.16	739.92
21	59,646.34	4,385.00		1,150,057.49			199,622.57	62.16
22	64,379.24	4,733.00		1,154,463.17			199,882.08	62.40
23	69,487.69	5,108.00		1,158,885.72			200,141.93	62.40
24	75,001.49	5,514.00	19,740.00	1,163,325.22			200,402.12	62.40
25				1,167,781.72			200,662.64	62.64
26				1,172,255.30			200,923.50	62.64
27				1,176,746.02			201,184.71	62.64
28				1,181,253.93			201,446.25	62.88
29				1,185,779.12			201,708.13	62.88
30				1,190,321.64		-	201,970.35	62.88
31				1,194,881.57			202,232.91	63.12
32				1,199,458.96			202,495.82	63.12	752.16
33				1,204,053.89			202,759.07	63.12
34				1,208,666.42			203,022.65	63.36
35				1,213,296.62			203,286.58	63.36
36				1,217,944.55			203,550.86	63.36
37				1,222,610.30			203,815.48	63.60
38				1,227,293.91			204,080.44	63.60
39				1,231,995.47			204,345.74	63.60
40				1,236,715.04			204,611.40	63.84
41				1,241,452.69			204,877.39	63.84
42				1,246,208.49		-	205,143.73	63.84
43				1,250,982.50			205,410.42	64.08
44				1,255,774.81			205,677.46	64.08	763.68
45				1,260,585.47			205,944.84	64.08
46				1,265,414.57			206,212.57	64.32
47				1,270,262.16			206,480.65	64.32
48				1,275,128.32			206,749.08	64.32
49				1,280,013.13			207,017.85	64.56
50				1,284,916.64			207,286.98	64.56
51				1,289,838.94			207,556.45	64.56
52				1,294,780.10			207,826.28	64.80
53				1,299,740.19			208,096.45	64.80
54				1,304,719.28		-	208,366.98	65.04
55				1,309,717.44			208,637.86	65.04
56				1,314,734.75			208,909.09	65.04	775.44
57				1,319,771.28			209,180.67	65.28
58				1,324,827.10			209,452.61	65.28
59				1,329,902.29			209,724.90	65.28
60				1,334,996.93		-	209,997.54	65.52	261.36

		63,000.00	63,000.00		64,373.60	64,373.60		5,129.76	5,129.76
	1.49			3.07			2.46

D

SCHEDULE 2-E (CONTINUED)
AMORTIZATION OF DEBT DISCOUNT

8/11/2005			12/10/2005			3/14/2006
325,000			500,000			300,000
4.75310%	Amortization		0.9780%	Amortization		11.6430%	Amortization

256,375.00			476,145.00	23,855.00		168,080.00	131922
257,390.48	1,015.00		476,533.06	388.00		169,710.80	1,631.00
258,409.98	1,020.00		476,921.43	388.00		171,357.42	1,647.00
259,433.52	1,024.00		477,310.12	389.00		173,020.01	1,663.00
260,461.12	1,028.00		477,699.13	389.00		174,698.74	1,679.00
261,492.78	1,032.00	5,119.00	478,088.46	389.00		176,393.75	1,695.00
262,528.53	1,036.00		478,478.10	390.00		178,105.21	1,711.00
263,568.39	1,040.00		478,868.06	390.00	2,723.00	179,833.28	1,728.00	11,754.00
264,612.36	1,044.00		479,258.34	390.00		181,578.11	1,745.00
265,660.47	1,048.00		479,648.93	391.00		183,339.87	1,762.00
266,712.73	1,052.00		480,039.84	391.00		185,118.73	1,779.00
267,769.15	1,056.00		480,431.08	391.00		186,914.84	1,796.00
268,829.76	1,061.00		480,822.63	392.00		188,728.38	1,814.00
269,894.58	1,065.00		481,214.50	392.00		190,559.52	1,831.00
270,963.61	1,069.00		481,606.69	392.00		192,408.42	1,849.00
272,036.87	1,073.00		481,999.20	393.00		194,275.27	1,867.00
273,114.39	1,078.00		482,392.03	393.00		196,160.22	1,885.00
274,196.17	1,082.00	12,704.00	482,785.18	393.00		198,063.47	1,903.00
275,282.24	1,086.00		483,178.65	393.00		199,985.18	1,922.00
276,372.61	1,090.00		483,572.44	394.00	4,705.00	201,925.53	1,940.00	22,093.00
277,467.30	1,095.00		483,966.55	394.00		203,884.72	1,959.00
278,566.32	1,099.00		484,360.98	394.00		205,862.91	1,978.00
279,669.70	1,103.00		484,755.74	395.00		207,860.29	1,997.00
280,777.45	1,108.00		485,150.81	395.00		209,877.06	2,017.00
281,889.58	1,112.00		485,546.21	395.00		211,913.39	2,036.00
283,006.12	1,117.00		485,941.93	396.00		213,969.48	2,056.00
284,127.09	1,121.00		486,337.97	396.00		216,045.52	2,076.00
285,252.49	1,125.00		486,734.34	396.00		218,141.70	2,096.00
286,382.35	1,130.00		487,131.03	397.00		220,258.22	2,117.00
287,516.69	1,134.00	13,320.00	487,528.04	397.00		222,395.27	2,137.00
288,655.52	1,139.00		487,925.37	397.00		224,553.06	2,158.00
289,798.86	1,143.00		488,323.03	398.00	4,750.00	226,731.79	2,179.00	24,806.00
290,946.73	1,148.00		488,721.02	398.00		228,931.66	2,200.00
292,099.14	1,152.00		489,119.32	398.00		231,152.87	2,221.00
293,256.13	1,157.00		489,517.96	399.00		233,395.63	2,243.00
294,417.69	1,162.00		489,916.91	399.00		235,660.15	2,265.00
295,583.85	1,166.00		490,316.20	399.00		237,946.64	2,286.00
296,754.64	1,171.00		490,715.80	400.00		240,255.32	2,309.00
297,930.06	1,175.00		491,115.74	400.00		242,586.39	2,331.00
299,110.13	1,180.00		491,516.00	400.00		244,940.09	2,354.00
300,294.88	1,185.00		491,916.58	401.00		247,316.62	2,377.00
301,484.33	1,189.00	13,967.00	492,317.49	401.00		249,716.21	2,400.00
302,678.48	1,194.00		492,718.73	401.00		252,139.08	2,423.00
303,877.36	1,199.00		493,120.30	402.00		254,585.46	2,446.00
305,081.00	1,204.00		493,522.19	402.00		257,055.58	2,470.00
306,289.40	1,208.00		493,924.41	402.00		259,549.66	2,494.00
307,502.58	1,213.00		494,326.96	403.00		262,067.94	2,518.00
308,720.58	1,218.00		494,729.84	403.00		264,610.65	2,543.00
309,943.39	1,223.00		495,133.04	403.00		267,178.04	2,567.00
311,171.05	1,228.00		495,536.57	404.00		269,770.33	2,592.00
312,403.57	1,233.00		495,940.44	404.00		272,387.78	2,617.00
313,640.98	1,237.00		496,344.63	404.00		275,030.62	2,643.00
314,883.29	1,242.00		496,749.15	405.00		277,699.11	2,668.00
316,130.51	1,247.00	14,646.00	497,154.00	405.00		280,393.48	2,694.00
317,382.68	1,252.00		497,559.18	405.00		283,114.00	2,721.00
318,639.80	1,257.00		497,964.69	406.00		285,860.91	2,747.00
319,901.91	1,262.00		498,370.53	406.00		288,634.48	2,774.00
321,169.02	1,267.00		498,776.70	406.00		291,434.95	2,800.00
322,441.14	1,272.00		499,183.21	407.00		294,262.60	2,828.00
323,718.30	1,277.00		499,590.04	407.00		297,117.68	2,855.00
325,000.52	1,282.00	8,869.00	499,997.21	407.00	11,677.00	300,000.47	2,883.00	73,269.00
	68,625.00	68,625.00		23,855.00	23,855.00		131,922.00	131,922.00
(0.52)			2.79			(0.47)

SCHEDULE 2-F
DEBT CONVERSION

Debt Conversions:

$1,070,000 converted on 9/30/05:
Debt	1,335,000	1,070,000	265,000	1,335,000
Discount	273,675	218,940	54,735	273,675
Amortization	(62,648)	(50,119)	(12,529)	(62,648)
	211,027	168,821	42,206	211,027
Discount to reverse in Q3	(168,821)	(168,821)	-	(168,821)
	42,206	-	42,206	42,206

$265,000 converted on 11/20/05:
Debt	265,000	-	265,000	265,000
Discount	42,206	-	42,206	42,206
Amortization for Oct-Nov	(1,726)	-	(1,726)	(1,726)
Additional discount to reverse in Q3	40,480	-	40,480	40,480

$160,000 converted on 11/20/05:
Debt	210,000	160,000	50,000	210,000
Discount	15,750	11,970	3,780	15,750
Amortization	(1,776)	(1,350)	(426)	(1,776)
Additional discount to reverse in Q3	13,974	10,620	3,354	13,974

Total additional reversal in Q3	51,100

SCHEDULE 2-G
DEBT DISCOUNT AJE'S

For Y/E 12/31/04:				12/31/2004
1	Convertible Notes (Discount)	63,000
	PIC		63,000
				Impact on 12/31/04:	Amortization
	To record Q2 discount due to issuance of				Wts
	warrants at fair value as of 4/29/04.
				Total P&L Effect	27,718
2	Interest Expense	1,980
	Convertible Notes (Discount)		1,980
				Impact on 12/31/04:	Debt
	To record Q2 amortization of discount from				Payoff
	warrants for Y/E 12/31/04.
				Total P&L Effect	59,911
3	Convertible Notes (Discount)	273,675
	PIC		273,675

	To record Q3 discount due to issuance of
	warrants at fair value as of 6/30/04.

4	Interest Expense	59,911
	Convertible Notes (Discount)		59,911

	To reverse portion of amortization in Q3
	for $75K paid on 8/10/04.

5	Interest Expense	13,353
	Convertible Notes (Discount)		13,353

	To record Q3 amortization of discount from
	warrants for Y/E 12/31/04.

6	Interest Expense	12,385
	Convertible Notes (Discount)		12,385

	To record Q4 amortization of discount from
	warrants for Y/E 12/31/04.

For Y/E 12/31/05:				12/31/2005

7	Interest Expense	12,528		Impact on 12/31/05:	Amortization
	Convertible Notes (Discount)		12,528		Wts

	To record Q1 amortization of discount from			Total P&L Effect	41,970
	warrants for Y/E 12/31/05.

8	Convertible Notes (Discount)	15,750
	PIC		15,750	Impact on 12/31/05:	Conversion of
					Debt
	To record Q2 discount due to issuance of
	warrants at fair value as of 4/20/05.			Total P&L Effect	219,921

9	Interest Expense	13,178
	Convertible Notes (Discount)		13,178

	To record Q2 amortization of discount from
	warrants for Y/E 12/31/05.

10	Interest Expense	168,821
	Convertible Notes (Discount)		168,821

	To reverse portion of amortization in Q3
	for warrants converted on 9/30/05.

11	Interest Expense	13,580
	Convertible Notes (Discount)		13,580

	To record Q3 amortization of discount from
	warrants for Y/E 12/31/05.

12	Convertible Notes (Discount)	23,855
	PIC		23,855

	To record Q4 discount due to issuance of
	warrants at fair value as of 12/10/05.

13	Interest Expense	51,100
	Convertible Notes (Discount)		51,100

	To reverse portion of amortization in Q3
	for warrants converted on 11/20/05.

14	Interest Expense	2,684
	Convertible Notes (Discount)		2,684

	To record Q4 amortization of discount from
	warrants for Y/E 12/31/05.

SCHEDULE 2-H
COMPENSATION AJE'S

For Y/E 12/31/04:				12/31/2004
1	Stock Based Compensation Expense	45,000
	PIC		45,000	Impact on 12/31/04:	Amortization
					Wts
	To record Q1 issuance of warrants
	at fair value as of 2/19/04.			Total P&L Effect	503,289

2	Stock Based Compensation Expense	458,289
	PIC		458,289

	To record Q3 issuance of warrants
	at fair value as of 7/2/04 & 8/18/04.

For Y/E 12/31/05:				12/31/2005

3	Stock Based Compensation Expense	3,150		Impact on 12/31/05:	Amortization
	PIC		3,150		Wts

	To record Q2 issuance of warrants			Total P&L Effect	3,150
	at fair value as of 4/20/05.